Exhibit (e)(10)

January 12, 2015

Bryan Mooney

3041 W. Pasadena Dr.

Boise, ID 83705

Dear Bryan:

The Compensation Committee of the Board of Directors (the “Board”) of MWI Veterinary Supply, Inc. (“MWI”) has authorized MWI Veterinary Supply Co. (the “Company”) to offer you special severance benefits in the event that your employment terminates in accordance with the terms of this letter agreement (this “Agreement”).  As a condition to the Company’s agreement to the terms of this Agreement, you are required to execute the Key Employee Non-Disclosure and Non-Competition Agreement attached hereto as Exhibit A (the “Non-Disclosure and Non-Competition Agreement”).  However, in the event that you become entitled to receive any severance benefits under this Agreement, you shall not be entitled to receive any of the payments set forth under the heading “Noncompetition Payment” in the Non-Disclosure and Non-Competition Agreement, but you shall continue to be bound by the restrictions set forth in the Non-Disclosure and Non-Competition Agreement, including under the heading “Noncompetition Payment”.

Severance Benefits

In the event that your employment is terminated by the Company or any Affiliate thereof for any reason other than for Cause (and not due to death), or is terminated by you for Good Reason, in either case, within two years following the occurrence of a Change in Control, then subject to your execution of the release of claims attached hereto as Exhibit B, with updates only to the extent necessary for purposes of enforceability of the release pursuant to applicable law (the “Release”), such that it is effective and irrevocable within 60 days after the date of such termination of employment, you will be entitled to receive the following payments and benefits:

•                  An amount (the “Severance Amount”) equal to one times the sum of:

•                  the higher of (i) your annual base salary at the time of such termination of employment and (ii) your annual base salary immediately prior to such Change in Control, plus

•                  the grant date value of the most recent annual incentive equity awards granted to you prior to such Change in Control (calculated assuming all such awards are vested), plus

•                  the most recent annual cash bonus (base and stretch) paid to you prior to such Change in Control that exceeded $0.00.

your practice • your success • our goal

3041 W Pasadena Dr, Boise, ID 83705 • (800) 824-3703 • www.mwivet.com

•                  $25,000 of outplacement services, provided that such services are provided by no later than the last day of the calendar year following the calendar year in which such termination of employment occurred.

•                  A cash bonus (the “Pro-Rata Maximum Bonus”) equal to the greater of your maximum bonus opportunity for the year of such termination or your maximum bonus opportunity as in effect immediately prior to such Change in Control, multiplied by a fraction, the numerator of which equals the number of days you were employed during the fiscal year in which such termination of employment occurred and the denominator of which equals the number of days in such fiscal year.

•                  Provided that doing so would not result in any fines or penalties as the result of violating any non-discrimination healthcare rules, the Company shall reimburse you for your and your eligible dependents’ medical, dental and vision COBRA premiums for 18 months following such termination of employment, provided that you timely elect COBRA coverage.  Such reimbursements may be provided on an after-tax basis if necessary to avoid violating any non-discrimination healthcare rules.

The severance benefits described above shall be in addition to any earned but unpaid base salary, any accrued but unused paid time off and any vested employee benefits, in each case, as of such termination of employment, as well as any other payments or benefits required by law to be provided.

Notwithstanding the foregoing, if a court of competent jurisdiction has determined that you have intentionally and materially violated any non-competition, non-solicitation and/or non-disclosure restrictive covenants in any agreement between you and the Company or any of its Affiliates during any period that you are entitled to receive any of the payments or benefits described above, then the Company may cease providing any further payments and benefits hereunder and you shall repay to the Company within 10 days after request all such payments and benefits received by you after the first date on which you were determined by such court to have intentionally and materially violated such non-competition, non-solicitation and/or non-disclosure restrictive covenants.

Timing of Payment of Severance Benefits

The Severance Amount shall be paid in equal installments in accordance with the Company’s normal payroll practices as in effect from time to time during the 12 month period following such termination of employment, with the first such payment to occur on the first payroll date following the effective date of the Release and to include a catch-up payment for any payments that would have been made had the Release been effective on the date of your termination of employment; provided further, however, that if the 60 day Release period overlaps two calendar years, then to the extent required by Code Section 409A, any portion of the Severance Amount that would have been paid in such first calendar year instead shall be withheld and paid on the first payroll date in such second calendar year (with all other payments to be made as if no such delay had occurred).

The Pro-Rata Maximum Bonus shall be paid on the first payroll date following the effective date of the Release; provided however, that if the 60 day Release period overlaps two calendar years, then to the extent required by Code Section 409A, the Pro-Rata Maximum Bonus shall not be paid until such second calendar year.

All COBRA reimbursements shall be made promptly after submission of the incurrence of the expense thereof, and in all events by no later than the last day of the month following the month to which such reimbursement relates.

Certain Reductions of Severance Benefits

Notwithstanding anything contained herein to the contrary, in the event that (i) you become entitled to any payments or benefits hereunder or otherwise from the Company or any of its Affiliates which constitute a “parachute payment” as defined in Code Section 280G (the “Total Payments”) and (ii) you are subject to an excise tax imposed under Code Section 4999 (the “Excise Tax”), then, if and only if, it would be economically advantageous for you on an after-tax basis, the Total Payments shall be reduced by an amount that results in the receipt by you on an after tax basis (including the applicable federal, state and local income taxes, and the Excise Tax) of the greatest Total Payment, notwithstanding that some or all of the portion of the Total Payment may be subject to the Excise Tax.  Any such reduction in payments and benefits shall be applied first against the latest scheduled cash payments; then current cash payments; then any equity or equity derivatives that are included under Section 280G of the Code at full value rather than accelerated value (with the highest value reduced first); then any non-cash benefits shall be reduced (applied first against the latest scheduled benefits); and then any equity or equity derivatives included under Section 280G of the Code at an accelerated value (and not at full value) shall be reduced with the highest value reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24).

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below:

•                  “Affiliate” means, with respect to any person or entity, any other person or entity that is controlling, controlled by, or under common control with, such first person or entity.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

•                  “Cause” shall mean (i) the willful and continued failure by you to perform your duties as reasonably directed by the Board or your supervisor (provided that such duties are consistent with your position), which failure continues for ten days after written notice of such failure is provided to you, (ii) willful misconduct by you  in the performance of your duties, which willful misconduct results in material harm to the Company, (iii) your conviction of, or plea of guilty or no contest to, a felony or (iv) your intentional and material breach of any non-competition, non-solicitation or non-disclosure obligations in favor of the Company or its Affiliates.

•                  “Change in Control” means the first of the following events to occur after the date of this Agreement:

•                  the acquisition in one or more transactions by any “Person” (as such term is used for purposes of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) but excluding, for this purpose, MWI or its Subsidiaries, any employee benefit plan of MWI or its Subsidiaries or any entity owned by the stockholders of MWI in substantially the same proportions as their ownership of MWI, of “beneficial ownership” (within the meaning of Rule 13d-3 under the 1934 Act) of more than fifty percent (50%) of the combined voting power of MWI’s then outstanding voting securities;

•                  the individuals who, as of the date of this Agreement, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that if the election, or nomination for election by MWI’s stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board, and provided further that any reductions in the size of the Board that are instituted voluntarily by the Incumbent Board shall not constitute a Change in Control, and after any such reduction the “Incumbent Board” shall mean the Board as so reduced;

•                  a merger or consolidation involving MWI if the stockholders of MWI, immediately before such merger or consolidation, do not own, directly or indirectly, immediately following such merger or consolidation, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation; or

•                  the sale of all or substantially all of MWI’s assets (determined on a consolidated basis), other than to  any employee benefit plan of MWI or its Subsidiaries or any entity owned by the stockholders of MWI in substantially the same proportions as their ownership of MWI.

•                  “Code” means the Internal Revenue Code of 1986, as amended.

•                  “Good Reason” means, without your prior written consent (w) the failure of the Company to cause any successor to its business to assume this Agreement in writing at least 10 days prior to such succession, (x) a reduction in your base salary or base or stretch bonus opportunity; (y) a requirement that you relocate your primary office location such that your daily commute is increased by more than 35 miles from that in effect as of the date of the Change in Control (provided that a relocation to anywhere in the State of Idaho shall not constitute Good Reason) or (z) a material reduction in your duties or responsibilities as they relate to your position with the Company immediately prior to the

Change in Control (provided that a reduction shall not be deemed to occur due to a change in the person/board to whom you report or as the result of the substitution of  your duties performed as a result of the Company’s status as a publicly traded  company with other duties that are consistent with your status as an executive of a non-publicly traded company). Prior to termination for Good Reason under clauses (x), (y) or (z), you must provide the Company with written notice of the event alleged to constitute Good Reason within 90 days after the first occurrence thereof and the Company shall have failed to cure such event within 30 days after receipt of such notice. You must terminate your employment within 30 days after such failure to cure (or in the case of clause (w), within 30 days after such failure) in order for such termination to be treated as being for Good Reason.

•                  “Subsidiary” means any entity in which MWI owns, directly or indirectly, more than 50% of the voting power of such entity’s outstanding voting securities.

Miscellaneous; WAIVER OF JURY TRIAL

This Agreement is intended to comply with Code Section 409A (to the extent applicable) and the parties hereto agree to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company.  Notwithstanding anything herein to the contrary, neither the Company nor any Affiliate thereof shall have any liability to you or to any other person if the payments and benefits provided in this Agreement are not exempt from or compliant with Code Section 409A.  The phrase “termination of employment” and similar phrases as used throughout the Agreement shall mean your “separation from service” within the meaning of Code Section 409A, and any amounts payable to you hereunder upon your termination of employment that are treated as “non-qualified deferred compensation” under Code Section 409A shall not be paid to you until you have incurred a separation from service within the meaning of Code Section 409A. Notwithstanding any other provision of this Agreement, if (a) you become entitled to receive payments or benefits under this Agreement or otherwise as a result of your separation from service (within the meaning of Code Section 409A), (b) you are a “specified employee” within the meaning of Code Section 409A and (c) such payments or benefits would be subject to tax under Code Section 409A if the payments or benefits are paid within six (6) months after your separation from service, then any such payments or benefits that are otherwise scheduled to be paid during such six (6) month period shall be delayed for a period of six (6) months after your separation from service, as required by Code Section 409A.  The accumulated delayed amount shall be paid, without interest, in a lump sum payment within ten (10) days after the end of such six (6) month period (the “Delayed Payment Date”).  In the event of your death prior to the Delayed Payment Date, the payments and benefits delayed on account of Code Section 409A shall be paid to your estate within thirty (30) days after the date of your death (provided that no payment shall be paid to your estate earlier than it was originally scheduled to be paid to you as the result of your death).  Each payment hereunder shall be treated as a separate payment for purposes of Code Section 409A.

This Agreement supersedes any and all previous or contemporaneous agreements or other communications, in whatever medium, between the parties with respect to the subject matter hereof (provided that the Non-Disclosure and Non-Competition Agreement shall continue to apply in accordance with its terms).  Furthermore, for purposes of any restrictive covenants that continue to apply to you, including, without limitations, any non-compete, non-solicitation or nondisparagement covenants, references to the “Company” shall be deemed to refer to the Company and its affiliates.

This Agreement may be executed and delivered in separate counterparts (including by means of facsimile), each of which is deemed to be an original and all of which taken together constitute one and the same Agreement.  All amounts payable hereunder will be subject to applicable tax and other withholdings and deductions as appropriate.

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.  This Agreement may be amended or modified only upon written agreement of the parties hereto.

If any provision of this Agreement is held to be invalid or unenforceable, it is to that extent to be deemed omitted; and the remainder of the Agreement shall be valid and enforceable to the maximum extent possible; provided, however, that should a court of competent jurisdiction conclude that any restriction is unenforceable because it is overbroad, then such restriction shall be enforced to the maximum extent permitted by law and the court making such determination shall have the power to modify such provision in order to conform it with applicable law.

This Agreement shall not be assignable by a party without the consent of the other party.  Following a Change in Control, this Agreement shall be fully binding on any successor to the Company should the Company cease to exist as a result of such Change in Control, and the Company shall take all necessary actions to ensure that any successor agrees to be bound by this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of Idaho, without regard to its choice of laws provisions. You and the Company agree that any action at law, suit in equity, or judicial proceeding relating to the validity, construction, interpretation, and enforcement of this Agreement, or any provision hereof, shall be instituted and determined exclusively in the United States District Court for the District of Idaho (if federal jurisdiction exists, or in the state courts located in Boise, Idaho if federal jurisdiction does not exist), and you and the Company each hereby consent to the personal jurisdiction of such courts for such purpose.  YOU AND THE COMPANY EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT OR ASSERTED BY EITHER THE COMPANY OR YOU AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF THIS AGREEMENT.  In the event that you prevail in any litigation relating to this Agreement, the Company shall reimburse you for all of your reasonable attorneys’ fees incurred in connection with such litigation, with such reimbursement to occur within 30 days after your submission of evidence of the incurrence of such expenses (and in all events by the last day of the year following the year in which such expenses were incurred).

[signature page follows]

IN WITNESSETH, WHEREOF, each of the parties hereto have executed and delivered this Agreement, as of the date first written above.

MWI VETERINARY SUPPLY CO.

/s/ James F. Cleary, Jr.
By: James F. Cleary, Jr.
Title: President & CEO

/s/ Bryan Mooney
Bryan Mooney

EXHIBIT A

MWI VETERINARY SUPPLY CO.

KEY EMPLOYEE NONDISCLOSURE AND NONCOMPETITION  AGREEMENT

This Key Employee Nondisclosure and Noncompetition Agreement (“Agreement”) is made by and between Bryan Mooney (“Employee”) and MWI Veterinary Supply Co., an Idaho corporation (the “Company”).  Employee and the Company agree as follows:

FAIR COMPETITION COVENANTS

Acknowledgements.  Employee acknowledges and agrees that in the course of his employment with the Company, Employee, by reason of the Company’s investment of time, money, trust, exposure to the public, or exposure to technologies, intellectual property, business plans, business processes and methods of operation, customers, vendors or other business relationships during the course of employment, will gain a high level of inside knowledge, influence, credibility, notoriety, fame, reputation or public persona as a representative or spokesperson of the Company, and as a result, will have the ability to harm or threaten the Company’s and/or its affiliates’ legitimate business interests, including without limitation its goodwill, technologies, intellectual property, and other Confidential Information.  In consideration of the foregoing, Employee’s employment with the Company and resulting compensation, and other good and valuable consideration, Employee agrees to the restrictions set forth in this Agreement.

Nondisclosure Covenant. Employee agrees that Employee will not, directly or indirectly, during the term of Employee’s employment with the Company or at any time thereafter, without the prior express written consent of the Company, use or divulge, disclose or make available or accessible any Confidential Information to any person or entity (other than when required to do so in good faith to perform Employee’s duties and responsibilities on behalf of the Company during the term of Employee’s employment with the Company, or when required to do so by a lawful order of a court of competent jurisdiction, any governmental authority or agency, or any recognized subpoena power).  In the event that Employee becomes legally compelled (by oral questions, interrogatories, request for information or documents, subpoena, criminal or civil investigative demand or similar process) to disclose any Confidential Information, then prior to such disclosure, Employee will provide the Company with prompt written notice so that the Company may seek (with Employee’s cooperation) a protective order or other appropriate remedy and/or waive compliance with the provisions of this paragraph.  In the event that such protective order or other remedy is not obtained, then Employee will furnish only that portion of the Confidential Information which he is advised by counsel is legally required, and will cooperate with the Company in the Company’s efforts to obtain reliable assurance that confidential treatment will be accorded to the Confidential Information.  Employee shall also proffer to the Company, no later than the effective date of any termination of Employee’s employment with the Company for any reason or upon the earlier request of the Company, and without retaining any copies, notes or excerpts thereof, all memoranda, computer disks or other media, computer programs, diaries, notes, records, data, customer or client lists, marketing plans and strategies, and any other documents consisting of or containing Confidential Information, as well as all other property belonging to the Company or its affiliates, in each case, that are in Employee’s actual or constructive possession or which are subject to Employee’s control at such time.

your practice • your success • our goal

3041 W Pasadena Dr, Boise, ID 83705 • (800) 824-3703 • www.mwivet.com

Noncompetition Covenant.  Employee agrees that Employee will not, directly or indirectly, during the Noncompete Period, within the United States, solicit, sell or render any services or products in a Competitive Business, including, but not limited to, as a proprietor, member, partner, investor, shareholder, director, officer, employee, consultant, or independent contractor.  Nothing herein shall prohibit Employee from being a passive investor of not more than 5% of the outstanding stock of any class of capital stock of a corporation which is publicly traded, so long as Employee has no active participation in the business of such corporation.

Nonsolicitation Covenant.  During the Noncompete Period, Employee shall not, directly or indirectly, (i) solicit, induce, or attempt to solicit or induce, any Protected Customer to terminate or reduce any relationship with the Company or any affiliate, or in any way interfere with the relationship between the Company or any affiliate and any Protected Customer, (ii) solicit, induce, or attempt to solicit or induce, any employee or independent contractor of the Company or any affiliate to terminate or reduce any relationship with the Company or such affiliate, or in any way interfere with the relationship between the Company or any affiliate and any employee or independent contractor thereof, (iii) hire or attempt to hire any person who is an employee or independent contractor of the Company or any affiliate, or was such an employee or independent contractor within six (6) months prior to such hiring or attempt to hire, or (iv) induce or attempt to induce any supplier, manufacturer’s representative, vendor, licensee, licensor, franchisee or other business relation of the Company or any affiliate to terminate or reduce any relationship with the Company or such affiliate, or in any way interfere with the relationship between any such supplier, manufacturer’s representative, vendor, licensee, licensor, franchisee or other business relation and the Company or any affiliate.

Nondisparagement Covenant.  During and after the term of Employee’s employment with the Company, Employee shall not directly or indirectly, in any forum or through any medium of communication, make statements injurious to the business reputation or good will of the Company or any of the members of its board, its officers or employees.

Ownership of Property.  Employee acknowledges that all Work Product belongs to the Company or any affiliate of the Company designated by the Company, and Employee hereby assigns, all Work Product to the Company or such affiliate of the Company.  Any copyrightable work prepared in whole or in part by Employee in the course of Employee’s work for the Company or any affiliate shall be deemed a “work made for hire” under the copyright laws, and the Company or such affiliate of the Company shall own all rights therein.  To the extent that any such copyrightable work is not a “work made for hire,” Employee hereby assigns and agrees to assign to the Company or such affiliate of the Company all right, title, and interest, including without limitation, copyright in and to such copyrightable work.  Employee shall promptly disclose such Work Product and copyrightable work to the Company and perform all actions reasonably requested by the Company (whether during or after the term of employment) to establish and confirm the ownership of the Company or such affiliate of the Company (including, without limitation, assignments, consents, powers of attorney and other instruments).

Breach of Covenants.  If, at the time of enforcement of this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area.  The parties hereto agree that the Company will suffer irreparable harm in the event of a breach of this Agreement, and money damages would not be an adequate remedy for any breach of this Agreement.  Therefore, in the event of a breach or threatened breach of this Agreement, the Company or its successors or assigns will, in addition to other rights and remedies, be entitled to specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security), in addition to all reasonable attorneys’ fees and costs incurred by the Company or its successors or assigns in enforcing its rights under this Agreement.  In addition, in the event of an alleged breach or violation by Employee of any obligation in the above paragraphs labeled “Noncompetition Covenant” and/or “Nonsolicitation Covenant” of this Agreement, the Noncompete Period shall be tolled until such breach or violation has been duly cured.  Employee agrees that the restrictions contained in this Agreement are reasonable, and that any claims that Employee may have against the Company, whether under this Agreement or otherwise, shall not constitute a defense to enforcement of the restrictions contained in this Agreement, except as expressly provided herein.

Noncompetition Payment.  If Employee’s employment with the Company is terminated, other than (i) by the Company for Cause, or (ii) pursuant to a voluntary termination by Employee which is not within 90 days following a Good Reason Event, the Company shall continue to pay Employee at a rate equal to Employee’s base salary at the time of such termination for the duration of the Noncompete Period, provided that such payments shall be made pursuant to the Company’s normal payroll practices and shall be subject to any required or authorized withholding and declarations.    Notwithstanding the foregoing, the Employee agrees that the payments described in this paragraph are provided solely in consideration of Employee’s compliance with the obligations contained in the paragraph hereof labeled “Noncompetition Covenant,” such that in the event Employee breaches any of the obligations contained in that paragraph, or any obligations contained in that paragraph are deemed unenforceable as written (in whole or in part) for any reason, any obligation of the Company to make any further payments described in this paragraph will automatically and immediately cease, and Employee must repay Company for any such payments previously made to Employee under this paragraph.  For the avoidance of doubt, nothing in this paragraph affects the Employee’s obligations under any paragraph of this Agreement other than the paragraph labeled “Noncompetition Covenant,” and Employee must comply with all provisions of such paragraphs of this Agreement.

Definitions.

“Cause”  means (i) the continued failure by Employee to perform his duties as reasonably directed by the Employee’s supervisor of the Company, which such failure continues for ten (10) days after written notice of such failure provided to Employee, (ii) willful misconduct by Employee in the performance of Employee’s duties, (iii) gross negligence by Employee in the performance of Employee’s duties that materially harms the Company, (iv) Employee’s commission of a felony or other offense involving dishonesty or moral turpitude, or (v) any breach by Employee of Employee’s obligations set forth in this Agreement.

“Competitive Business” means any person or entity engaged in (i) the sale, marketing, distribution, warehousing, manufacturing, fabrication or shipping of animal health products or services, or (ii) any other business that the Company conducts (or has specific plans to conduct) as of the date the employment of Employee is terminated.

“Confidential Information” means all information respecting the business and activities of the Company or any affiliate of the Company, and includes, but is not limited to, any information relating to organizational structure, personnel data, marketing philosophy and objectives, project plans, business strategies, business initiatives, trade secrets, system design, methodologies, processes, competitive advantages and disadvantages, financial information and results, audit reports and materials, marketing strategies, business plans, systems, operations, technology, existing or potential customer lists and addresses and other customer information, vendor information, product development, advertising or sales programs, and any other information which would give the Company or any affiliate an opportunity to obtain an advantage over its competitors or which the Company or any affiliate is ethically or legally obligated to protect from unauthorized disclosure or use.  Confidential Information shall not include (i) such information that is lawfully available to the Employee from a source other than the Company, or (ii)

such information that becomes generally known to and available for use by the public other than as a result of Employee’s acts or omissions in violation of this Agreement or any other obligation.

“Good Reason Event”  means, without Employee’s consent, (i) relocation by Company of Employee’s principal place of work outside of Idaho, or (ii) a material reduction by the Company of Employee’s employment responsibilities or compensation.

“Noncompete Period” means the term of Employee’s employment with the Company and for one year following the termination (for any reason) of Employee’s employment with the Company.

“Protected Customer” means any customer or client of the Company or any affiliate with whom Employee had contact, for whom Employee had oversight responsibilities, or about whom Employee obtained Confidential Information during Employee’s employment with the Company.

“Work Product”  means all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, processes, programs, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) that relate to the Company’s or any affiliate’s actual or anticipated business, research and development, or existing or future products or services and that are conceived, developed, contributed to, made, or reduced to practice by Employee (either solely or jointly with others) while employed by the Company (including any of the foregoing that constitutes Confidential Information).

Not An Employment Contract.  Employee agrees that this Agreement is not an employment contract for any particular term and that Employee has the right to resign and the Company has the right to terminate Employee’s employment at will, at any time, for any or no reason, with or without Cause.

INTERPRETATION

Governing Law and Amendments.  The laws of the State of Idaho shall govern the interpretation and enforcement of this Agreement, without regard to conflicts of law principles.  This Agreement may be amended, and any term of this Agreement may be waived, only by a written agreement signed by Employee and the President of the Company.  Nothing in this Agreement shall be construed to restrict the Employee’s ability to practice law beyond the scope of restriction permissible under the Idaho Rules of Professional Conduct or similar rules governing lawyers in any applicable jurisdiction.

Nonwaiver of Remedies  The failure or neglect of a party to enforce any remedy available by reason of the failure of another party to observe or perform a term or condition set forth in this Agreement shall not constitute a waiver of the term or condition.  A waiver by a party (i) shall not affect any term or condition other than the ones specified in the waiver, (ii) shall waive a specified term or condition only for the time and in the manner specifically stated in the waiver, and (iii) shall waive a specified term or condition only for the parties expressly named in the waiver and no other parties.

Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties regarding the subject matter of this Agreement.

Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Successors and Assigns.  This Agreement may be assigned by the Company, but shall not be assignable by Employee.  Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Employee, the Company and their respective permitted successors and assigns.

EMPLOYEE

Dated: , 2015
Bryan Mooney, Vice President of Operations

MWI VETERINARY SUPPLY CO.

Dated: , 2015
Jim Cleary, President & CEO

EXHIBIT B

GENERAL RELEASE OF CLAIMS

IN CONSIDERATION of the payments to be made to the undersigned individual (the “Employee”) pursuant to the letter agreement between MWI Veterinary Supply Co. (the “Company”) and Employee, dated January 12, 2015 (the “Letter Agreement”) and for other good and valuable consideration, the receipt of which is hereby acknowledged and to which Employee acknowledges he/she would not be entitled in the event that Employee did not execute this General Release of Claims (the “Release”), Employee agrees as follows:

1.             General Release.  Employee (on behalf of Employee, his/her heirs, executors and personal representatives) hereby releases the Company and all other “Released Parties” (as defined below) from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, attorney’s fees, costs, expenses, and demands whatsoever (“Claims”), whether known or unknown, accrued or unaccrued, which Employee may have or could claim to have against any of the Released Parties arising at any time up through and including the date that Employee signs this Release.  These released Claims include, but are not limited to, all Claims arising from or during Employee’s employment with the Company, or arising from or relating to the terms and conditions of such employment (including all wages, benefits, and other compensation), and/or relating to Employee’s separation from such employment.  Among the specific Claims released by this Agreement are (without limitation): (i) all Claims of employment discrimination or retaliation based upon any protected characteristic (such as age, race, color, sex, national origin, religion, and disability), and all Claims arising under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, 42 U.S.C. § 1981, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the Family and Medical Leave Act of 1993, the Worker Adjustment and Retraining Notification Act of 1988, the Idaho Human Rights Act (Title 67, Chapter 59 of the Idaho Code), Title 44, Chapter 17 of the Idaho Code, and/or any similar federal, state or local laws; (ii) all Claims arising under the Employee Retirement Income Security Act of 1974, as amended; (iii) all Claims arising under the common law of any jurisdiction, including, but not limited to, all Claims for breach of contract, defamation, interference with contractual/prospective economic advantage, invasion of privacy, promissory estoppel, negligence, breach of the covenant of good faith and fair dealing, fraud, emotional distress, and wrongful discharge/termination; and (iv) all Claims in any jurisdiction growing out of any legal restrictions, expressed or implied, on the Company’s right to terminate or control the employment of its employees.  Notwithstanding the foregoing, this Release does not include any Claims (i) that Employee may have for unemployment or workers’ compensation benefits, (ii) that may not be released or waived as a matter of law or (iii) arising under or relating to the Letter Agreement.

2.             Promise Not to Sue.  Employee acknowledges and agrees that he/she will not file (or join, or accept any relief in) a lawsuit against any of the Released Parties pleading or asserting any Claims released in the above Release.  If Employee breaches this promise, and the action is found to be barred in whole or in part by this Release, Employee agrees to pay the reasonable attorneys’ fees and costs, or the proportions thereof, incurred by the applicable Released Party in defending against those Claims that are found to be barred by this Release.

Notwithstanding the foregoing, nothing in this Section precludes Employee from challenging the knowing and voluntary nature of the release above under the requirements of the Age Discrimination in Employment Act (“ADEA”), and Employee shall not be responsible for reimbursing the attorneys’ fees and costs of the Released Parties in connection with such a challenge to the validity of the Release.  However, Employee acknowledges that this Release applies to all Claims the Employee has under the ADEA, and that, unless the Release is held to be invalid, all of Employee’s Claims under the ADEA shall be extinguished.  In addition, nothing in this Release shall preclude or prevent Employee from filing a charge with, participating in an investigation by or proceeding before, or providing truthful information to the United States Equal Employment Opportunity Commission or a similar state or local agency, but Employee acknowledges and agrees that Employee shall not accept any relief obtained on his/her behalf in any proceeding by any government agency, private party, class, or otherwise with respect to any Claims covered by this Release.

3.             Definition of Released Parties.  As used in this Release, the term, “Released Parties” means (i) the Company; (ii) any and all parent companies, subsidiaries (direct and indirect), affiliates, successor and assigns of the Company; (iii) all of the foregoing entities’ directors, officers, employees, agents, attorneys, advisors, insurers, representatives, and benefit plans (including all such plans’ insurers, fiduciaries, administrators, and the like); and (iv) all persons/entities claimed to be jointly and/or severally liable with any of the foregoing persons or entities described in clauses (i) through (iii) or through/by which the foregoing persons or entities described in clauses (i) through (iii) have acted.

4.             No Admission.  It is understood that nothing in this Release is to be construed as an admission on behalf of any of the Released Parties of any wrongdoing with respect to Employee, any such wrongdoing being expressly denied.  Each Released Party is an express third party beneficiary of this Release.

5.             Acknowledgements.   Employee hereby acknowledges and agrees that:

A.            This is an important legal document and he/she is hereby advised to consult with an attorney before signing it;

B.            Employee has been given a period of at least twenty-one (21)(1) days to consider whether to sign this Release;

C.            Employee may revoke this Release at any time within seven (7) days of the date on which he/she signs it by providing written notice to the Company, and this Release shall not be effective until after the revocation period has expired without revocation;

D.            Changes made to this Release, whether material or nonmaterial, do not restart the aforementioned twenty-one (21) day period;(2) and

(1)  21 day review period to be increased to 45 days if necessary under ADEA.

(2)  21 day review period to be increased to 45 days if necessary under ADEA.

E.            Employee has carefully read this Release, understands all the terms of this Release, and enters into this Release freely, knowingly, and voluntarily.

INTENDING TO BE LEGALLY BOUND, EMPLOYEE SIGNS BELOW:

Signature

Name

Date